Exhibit 12

STATEMENT RE: COMPUTATION OF RATIOS

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss)	$17,899	$18,859	$21,366	$8,538	$(94,636)
Less: equity in affiliates	79	126	(616)	1,069	(600)

	17,820	18,733	21,982	7,469	(94,036)
Fixed Charges:
Interest expense, gross (1)	2,638	2,061	5,112	5,313	6,585
Interest portion of rent expense	2,661	1,902	1,062	920	949

a) Fixed charges	5,299	3,963	6,174	6,233	7,534

b) Earnings for ratio	23,119	22,696	28,156	13,702	(86,502)

Ratios:
Earnings to fixed charges (b/a)	4.4	5.7	4.6	2.2	—
Deficit of earnings to fixed charges	n/a	n/a	n/a	n/a	(94,036)

(1) Interest expense, gross includes amortization of prepaid debt fees.